Exhibit 21.1

Subsidiaries

1.	Vantone USA Inc., a Nevada company

2.	Shenyang Vantone Healthcare Products Manufacturing Co., Ltd., a wholly foreign owned enterprise incorporated in China

3.	Shenyang Vantone Yuan Trading Co., Ltd., a company incorporated in the People’s Republic of China

4.	Shenyang Heping District Vantone Small Loan Financing Co., Ltd., a company incorporated in the People’s Republic of China

5.	Kangping Vantone Trading Co., Ltd., a company incorporated in the People’s Republic of China

6.	Liaoning Vantone Insurance Agent Co., Ltd., a company incorporated in the People’s Republic of China

 Vantone International Group Inc.’s Current Corporate Structure